October 26, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Carmen Moncada-Terry, Division of Corporation Finance

Re:	Denbury Resources Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 3, 2007
File No. 1-12935
Dear Ms. Moncada-Terry:
          On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated September 26, 2007. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
Compensation of Directors, page 16
Directors’ Compensation Table, page 17
1.	Disclose the aggregate amount of equity awards outstanding at fiscal year end for each director. See instruction to Item 402(k)(iii) and (iv) of Regulation S-K.

Response:

In future filings we will modify the footnotes to the directors’ compensation table as requested (the underlined portion being the added text) in the manner set out below. For this purpose unvested awards represent the only “awards outstanding.”
(1) Represents the amounts recognized for financial reporting purposes, in accordance with SFAS No. 123(R), for the year ended December 31, 2006, related to restricted stock awards made pursuant to our 2004 Omnibus Stock and Incentive Plan. These amounts include awards granted during and before 2006 and reflect the proportionate amount of compensation for 2006 based on the time vesting terms of the awards and the fair value of the awards on the date of grant, which was the fair market value of the stock on the date of grant. Further discussion regarding the underlying awards is included in Note 9 to the Company’s audited financial statements for the year ended December 31, 2006, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2007. Each of the directors other than Mr. Stein held 12,000 shares of unvested restricted stock at December 31, 2006. Mr. Stein held 16,000 shares of unvested restricted stock at December 31, 2006.

Securities and Exchange Commission
October 26, 2007

(2) Represent the amounts recognized for financial reporting purposes, in accordance with SFAS No. 123(R), for the year ended December 31, 2006, related to stock option and stock settled stock appreciation right awards made pursuant to our stock incentive plans. These amounts include awards granted during and before 2006 and reflect the proportionate amount of compensation for 2006 based on the time vesting terms of the awards and the fair value of the awards on the date of grant, which assumptions are included in Note 9 to the Company’s audited financial statements for the year ended December 31, 2006, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2007. Each of the directors held 6,000 unvested stock options and 3,000 unvested SARs as of December 31, 2006.
Executive Compensation, page 22
Compensation Discussion and Analysis, page 22
Objectives and Philosophy, page 22
Base Salaries, page 25
2.	It appears the committee gives consideration to “individual performance... position and responsibility and [an] executive’s experience and expertise” in making compensation decisions. Please provide a more detailed discussion of how the committee assessed these qualitative factors and how it resulted in the actual compensation for 2006. See item 402(b)(1)(v) of Regulation S-K.

Response:

As discussed in various places throughout Compensation Discussion and Analysis (“CD&A”), the Company places a significant emphasis on the team approach and our compensation structure has been tailored to match this emphasis. Therefore, in all areas other than base salaries, our compensation is consistent for the individuals within the various employee groups or levels, at least insofar as elements of compensation other than base salary are calculated as a percentage of salary. The sentence quoted in your comment regarding “individual performance ...” describes the only way that we as a general rule distinguish a person’s individual performance.

We discussed in the last paragraph on page 23, that the compensation for the executive group follows this same team effort concept, perhaps even more so than for the other employees, in the sense that we look at the compensation for our senior management group as a whole and compare the aggregate compensation of that group to the aggregate compensation of senior management of our peer group. We do distinguish the compensation of the various executive levels based on position and level of responsibility to the extent that our CEO makes the most and our senior vice presidents are second highest paid, and this same concept applies throughout the organizational structure; but annual compensation paid and awarded is consistent among the individuals included within the applicable executive levels. An example of this is that our two senior vice-presidents (see the Summary Compensation Table on page 36) make exactly the same amount except for the vesting differences of their restricted stock awards caused by their age difference.

In summary, the sentence you referenced on page 25 may not be the best way to describe how we determine our executive’s base salary, although it does accurately describe the distinctions in the base salaries of our other employees. Therefore, we propose to modify this paragraph in future filings to the following (red-lined to show changes):

Securities and Exchange Commission
October 26, 2007

“We strive to provide our senior management with a level of assured cash compensation in the form of base salaries that are appropriate given their professional status and accomplishments. We believe that base salaries should generally target the median salaries of our peer companies, ~~although in setting base salaries, we also consider individual performance, overall corporate performance, the executive’s position and responsibilities in our organization, and the executive’s experience and expertise~~. Because of our Company’s emphasis on team work, as discussed under “Targeted Compensation”, we review and set base salaries for our senior management more from a group basis than from an individual basis, and have in essence, three officers (included our Senior VP of Operations hired during 2006) that are paid based upon the base salary level of the second highest paid person of our peers, offset to a degree by lower than average compensation paid to our CEO. While there is a distinction between the base salaries of our CEO, our three senior vice presidents and our other two levels of vice presidents, to account for the varying levels of responsibility, the base salaries among the members of each group or level are either identical or very similar. We do this to further emphasize our team approach and as such, seldom make distinctions for individual performance, experience or expertise among the those individuals in the same levels within our executive group.”
Targeted Compensation, page 23
3.	You indicate that the committee targets base salary at the median relative to the peer group and that you target total compensation at a higher rate relative to the peer group. On page 25, you state that the 2007 salaries would be “roughly” in line with the projected base salaries of the peer group. Please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. To the extent actual pay fell outside the targeted goal or percentile, please explain why. See Item 402(b)(1)(v).

Response:

In summary, at the time of the compensation review, the committee did not know and did not determine the precise per annum total compensation of our peer group because of unavailability of consistent and accurate information on compensation of our peer group, as explained below. We believe that our narrative adequately describes how the committee evaluated and determined our executives’ compensation. We expect a comparison of total compensation to be more relevant and likely in the future with the additional data this is now available due to the Commission’s new compensation disclosure rules. The discussion below further explains our approach to the different elements of compensation and explains why we believe our disclosures accurately disclose our compensation setting process and results.

Base Salaries

With regard to base salaries and overall responsibility, our top five officers at year-end 2006 were not the same as the top five Named Executive Officers in our 2007 proxy. This is because (i) one of our senior vice presidents started in September 2006 and (ii) one of our lower level vice presidents is significantly older than that of our second level vice presidents and thus had higher total compensation as a result of a shorter vesting period on the retirement portion of his restricted stock granted in 2004 (see first full paragraph of page 29), making his total compensation higher than that of an otherwise higher compensated person.

In preparing our comparison of base salaries, the committee compared the base salaries of our three senior vice presidents to the second highest base salary of officers within our peer group (in light of the concept that the Company has three officers that are the second highest paid — see last

Securities and Exchange Commission
October 26, 2007

paragraph starting on page 23). The median base salary of the second highest paid officer of our peer group was $295,000 as of December 31, 2005. This compares to an adjusted base salary of $308,000 for our three senior vice presidents, after adjustment for the year-end 5% salary increase described on page 25. It is likely that the salaries of the second highest paid officer in our peer group also increased during 2006 by some amount, but information about this was unknown to us at the time of the committee’s analysis. Further, it is difficult to apply an average inflation factor to peer group salaries, as in recent periods compensation in our industry has risen faster than general overall inflation. The difference between our base salary for our three senior vice presidents and salaries of the second highest paid officers of our peer group (without adjusting for inflation) is only 4%, a small difference which when coupled with the lack of precise information, makes disclosure of that statistic meaningless and not useful information.

An analysis similar to that described above regarding our three senior vice presidents was made comparing the aggregate base salaries of our top five officers to the aggregate base salaries of the top five highest paid officers of our peer group, consistent with the statement disclosed in the first paragraph on page 24, “When we compare our senior management’s compensation to that of our peer group, we compare compensation on a more aggregate basis than on an individual basis.” This analysis produced very similar results, but with the same unknowns, nuances and minor statistical differences described above.

We believed that an attempt to describe the nuances involved in making this evaluation would be of little or no benefit to shareholders, particularly in an analysis that is already fourteen pages long. We further believe that our statement that “... the base salaries of the executive officers would be roughly in line with the projected median base salaries of the 13-company peer group ...” is accurate, descriptive and concise.

Cash Bonuses

Cash bonuses were paid as described on pages 25 through 27 with little consideration of how this particular element of compensation compared to cash bonuses paid by our peer group. It was conceptually noted that even though cash bonuses for our executives have consistently been less than the cash bonuses paid to executives of our peer group (first paragraph of page 30), but it was deemed appropriate to keep the executive’s cash bonus consistent with those bonuses paid in prior years since the combined compensation package for our executives would exceed those of our peers (see second paragraph on page 27).

Long-term Awards and Total Compensation

Prior to 2006, it was difficult to accurately determine current year total compensation of our peers based on proxy disclosures due to the variability in the types of awards, the various vesting periods, and the lack of consistency in providing such data. We applaud the requirement in the new disclosure rules that entities must disclose the amount expensed during each year for all types of compensation and view this as a positive change.

The Committee did perform an analysis regarding long-term compensation as outlined on pages 28, 29 and 30, primarily making an attempt to look at average long-term incentive grants by our peer group compared to those made by Denbury over various periods of time.

The committee did make an attempt to evaluate total compensation during the period 2003 to 2005, but excluded options from their analysis, as there was not a good way to consistently value stock options, noting that the total compensation for our senior vice presidents was 1.68 times the median of the second highest paid officer of our peer group during that period. The same

Securities and Exchange Commission
October 26, 2007

comparison was calculated for the CEO, noting that his total compensation on the same basis was 1.2 times the median compensation for a CEO of the peer group. This data led to the same conclusions as those reached in the disclosed analysis of long-term compensation, although as with the long-term data, this data was not comparatively useful because (i) the compensation is not on a per annum basis due to the various vesting periods of the long-term compensation, (ii) this analysis does not include stock option information, as that data could not be readily and consistently valued, and (iii) this comparison included the 2004 restricted stock grants to our officers, which were unusually large, had unusually long vesting periods (including the retirement portion as disclosed), and was intended, in part, to make up for lower levels of prior years’ compensation, all as disclosed. We did not include this data in the proxy as we considered it to be redundant of the data provided and because of the inherent shortcomings included in the analysis.

4.	Your disclosure indicates that you award bonus amounts on a largely subjective basis yet you also indicate that the committee considers achievement of predetermined goals. For example, on pages 26-27, you describe what appear to be the categories of financial and operational measures the committee considered in determining 2006 bonuses but you omit disclosure of the actual performance objectives established within each category. Please disclose the qualitative and quantitative goals and targets that you used to establish bonus compensation. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4.

Response:

In the spirit of Item 402(b)(2)(v), we attempted to describe in narrative form what the committee considers when they make the annual cash bonus determination. There are no formulas and there are no mathematical calculations used by our Committee to arrive at a bonus amount or level. Our narrative was attempting to explain that the committee made a high level overall evaluation of how well the Company performed during 2006. That analysis included consideration of items that are listed on pages 26 and 27 and there is discussion, as part of that overall evaluation, of how well we met our forecasts. For instance, if management projected a 10% growth in production and we only achieved 5% growth that would factor into the overall review by the committee. However, there is no correlation of that specific production measure to the level of bonus, as a shortfall in production could be completely overcome if we excelled in other areas.

We believe that our narrative accurately describes how the committee determined cash bonuses. It highlights in general terms where we excelled and areas where we did not.

However, in order to remove any doubt that there could be predetermined formulas, in the future we would propose that the first sentence of the fourth paragraph on page 26 be changed to read (red-lined to show changes),

“Bonus determinations are made by the directors on our Committee subjectively, not based on arithmetic methods, formulas or specific targets, ~~generally~~ but based on our a overall evaluation of ~~our~~ corporate results and whether or not we achieved ~~pre-determined Company-wide~~ our general corporate goals and objectives ~~and budgeted amounts~~.”

Securities and Exchange Commission
October 26, 2007

We would also like to point out to the Staff of the Commission that it is important to our overall compensation strategy for our committee to have “subjective” and “discretionary” authority when they set compensation. These elements and concepts are intentional and desired. This is mentioned in various places in CD&A, but perhaps most succinctly in the paragraph entitled “Short-term incentive compensation” on page 24 wherein we state that we desire and have intentionally implemented ways for the committee to subjectively evaluate our performance. This is most noticeable with regard to cash bonuses, but also applies to the discretionary aspect of our long-term performance awards, which relates to Comment 5 below. This is how Denbury determines a portion of executive compensation and it is our desire that we retain such flexibility.
2007 Long-term awards and performance-based shares, page 30
5.	Please refer to Item 402(b)(1)(v) of Regulation S-K. If material to a complete understanding of the performance criteria used in awarding performance shares, please discuss in appropriate detail the other “discretionary factors” that the committee considers when determining to reduce the number of performance based shares earned. Also, clarify whether such discretion can be used to increase the amount of shares otherwise earned and if so, disclose the percentage or amount of the increase.

Response:

As in our response to the Commission’s Comment 4 above, in the next to last paragraph on page 32 we describe the general areas that the committee may include in their analysis, that being a review of our Company’s corporate governance, environmental and safety compliance, debt levels and other discretionary factors. No other specific discretionary factors are currently contemplated, although similar to our cash bonus evaluation, there could be other factors that are considered in future periods.

As you can surmise based on these categories, it would be difficult and impractical to create a mathematically-based formula for these items. As an example, it would be difficult to create a formula to appropriately measure corporate governance. We believe that certain evaluations of performance are better left to the subjective judgment and discretion of the committee, which was the specific desire of the committee when they designed the method for determining these awards.

Although we did report that the committee had the “discretion to reduce the number of performance shares awarded by up to 25%”, we will make more clear in future filings, and expressly state that based on the current arrangements, the committee cannot increase the number of performance-based shares and that such discretionary review can only result in a reduction.

See also the last paragraph in our response to Comment 4 above where we emphasize the importance of subjectivity to our compensation program.
Change of Control and Severance Benefits, page 33
6.	In accordance with Item 402(j)(1) of Regulation S-K, please provide the quantitative information for amounts payable upon each of the triggering events, i.e., termination for cause, without cause, or upon death or disability. In addition, please discuss how you determined the appropriate payment and benefit levels. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Securities and Exchange Commission
October 26, 2007

Response:

In the first sentence of the last paragraph on page 33, we state that “we do not have any pre-defined severance benefits for our executive officers, except in the case of a change in control.” We believe that this statement answers the first portion of your question regarding termination for cause or without cause.

We have disclosed in several places in our proxy that all of our equity and long-term awards vest upon death or disability. In future filings we will repeat that statement in this section of the proxy and make it clear that it would include the items in the table on page 34 except for the severance plan payments and healthcare and other benefits.

While not discussed in the 2007 proxy statement, the committee did consider the magnitude of the change of control payment when the large restricted stock grants were made in 2004. There weren’t any specific analysis or comparisons that were made to our peer group (as such numbers were not readily available at that time), but it was a topic of discussion and a factor in the magnitude and size of the 2004 grants. The evaluation by the committee was done subjectively by considering the magnitude of other known change of control payments in our industry obtained from the personal experience and general knowledge of members of our Committee and Board. With the recent disclosure requirement of specific numbers relating to a change of control, the committee has more recently discussed and will likely further consider what is appropriate relating to this matter in the future and if so, will include an analysis of same in future proxy statements.

We would request that the Commission provide a more detailed explanation and publish for the benefit of registrants how they should compute these amounts, as we have noted that some registrants include already vested options and awards (but unexercised) in their disclosed change of control amounts while others do not.
Grants of Plan-Based Awards, page 38
7.	Please disclose whether dividends are paid on the restricted stock awards in accordance with Item 402(e)(1)(iii) of Regulation S-K.

Response:

We have never paid dividends on our common stock and are prohibited from doing so in our credit agreements, as is disclosed in our various filings with the Commission. We will add in future proxy filings that if we ever pay dividends, the executives that hold unvested restricted stock would not receive dividends on such awards until such stock has vested.
Outstanding Equity Awards at December 31, 2006, page 19
8.	Although the footnotes set forth the vesting schedule of equity awards, without disclosure of the grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end.

Response:

The footnote 6 table on outstanding equity awards on page 19 is prepared and disclosed for the purpose of complying with Item 403 disclosing beneficial ownership and is provided to make the narrative more readable and to support those Item 403 disclosures. The data required by Item

Securities and Exchange Commission
October 26 2007

402(f)(2) is listed in our proxy on pages 40 and 41 and the vesting dates are disclosed in the footnotes to that table as required. Please clarify your comment as we do not understand how this requirement is applicable to the information disclosed on page 19.
          In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2050, or by fax at 972-673-2150.
Sincerely,
/s/ Phil Rykhoek
Phil Rykhoek
Senior Vice President and
Chief Financial Officer